Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1:   Broker-Dealer Operator Trading Activities on the ATS

a.   Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

☐☐Yes   ☐☐No

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Virtu Americas LLC ("VAL" or the "Firm") operates two MatchIt ATS ("MatchIt" or the "ATS") crossing sessions, a Main Session (the "Main Session") and a Conditional Session (the "Conditional Session"), as well as several other business units, which are described below. Any of the Firm's other business units may enter or direct orders to either session. The Firm's business units each use one or more technology platforms that have MPIDs associated with the platform. A single business unit can enter or direct orders to the ATS through more than one technology platform and consequently under more than one MPID.

Virtu Electronic Trading ("VET"). VET provides algorithms that are used by clients and the Firm's business units. VET algorithms enter or direct the entry of orders to MatchIt as agent when those orders are entered by clients into the algorithms or as principal or riskless principal when one of the other business units enters orders into the algorithms using the MPIDs: VALR, and VALX.

Virtu Client Market Making ("VCMM"). VCMM handles held and not held orders transmitted by other broker-dealers and held orders transmitted by institutions. The majority of these orders are SEC Rule 605 eligible orders and are handled and executed on a fully automated basis. VCMM sales and trading personnel handle larger and less liquid orders manually and can use VET algorithms in connection with their market making activities. VCMM enters or directs the entry of orders to MatchIt as principal, riskless principal and agent to acquire inventory to fill orders or to acquire positions for its own account using the following MPIDs: ~~NITE,~~ VALR and VALX.

Virtu Institutional Trading ("Institutional Trading"). Institutional Trading handles not held orders transmitted by institutional clients and facilitates block transactions in single stocks. Institutional Trading uses VET algorithms to enter or direct the entry of orders as principal or riskless principal in connection with its client facilitation activities ~~using~~ under the ~~following~~ MPID s~~: NITE, and~~ VALX.

Virtu Hi-Touch Portfolio Trading: Traders on this desk handle not held orders in baskets of stocks and ETFs. Traders can enter or direct the entry of orders through VAL Electronic Systems into the ATS as agent under the MPID VALR.

Virtu ETF Trading ("ETF Trading"). ETF Trading makes markets on exchanges and facilitates block transactions in exchange traded products for broker-dealer and institutional clients. ETF Trading uses VET algorithms to enter or direct the entry of orders as principal or riskless principal in ETFs and singles stocks using the MPID VALX.

Virtu Principal Market Making ("VPMM"). VPMM is a market maker in NMS equity securities. VPMM enters or directs the entry of orders as principal to both MatchIt crossing sessions utilizing the MPID VIRT.

Item 6: Activities of Service Providers

    a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

    ☐☐**Yes**   ☐☐No

    If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

VAL does not have any personnel whose sole responsibility is for MatchIt. The Firm considers information relating to Subscriber's live orders, trading interests and recent executions in MatchIt that the Firm reasonably believes may suggest a Subscriber continues at that moment in time to have the same or additional live orders and trading interests in MatchIt to be ATS confidential information ("Confidential Information"). As is more fully discussed in Part III, Item 7(a), the Firm does not consider all post trade data to be Confidential Information, particularly when the information is anonymized, aggregated or both.

Below is a summary of the shared personnel that provide services to both MatchIt, the Firm, and its Affiliates and have access to Confidential Information.

- Compliance and Legal: Compliance and Legal personnel support all of the Firm's business units and those of the Firm's Affiliates and perform a variety of compliance and legal activities related to their roles. They have access to Subscriber <u>real-time and</u> historical order and execution information ~~and as necessary they can be provided with access to intra-day information~~.

- Finance and Management Reporting Group: Finance and Management Reporting personnel support all of the Firm's business units and those of the Firm's Affiliates. These personnel are involved in accounting, billing, analyzing revenues, and providing management reporting information. They have access to Subscribers' real-time and historical order and execution information and data.

- US Executive Management: Certain US executive management personnel have access to information for oversight purposes, including real-time and historical ATS information.

- Operations: Operations personnel support the Firm's middle and back office processes for clearance and settlement and related activities and have access to Subscribers' real time intra-day, post-trade, and historical execution information for clearing, settlement, and regulatory reporting purposes.

- Core Operations: Core Operations are technical personnel who have access to the Firm's and its Affiliates' trading infrastructure, which includes MatchIt, to monitor the functionality, health, and wellness of the Firm's trading infrastructure and take action as necessary to maintain the systems and manage issues. They have access to Subscribers' real-time and historical order and execution information. This group supports all trading infrastructure and applications for the Firm.

- Software Developers: Software Developers have access to the Firm's and its Affiliates' trading infrastructure, which includes MatchIt, to maintain and enhance the software for the Firm's trading applications. They have access to Subscribers' real-time and historical order and execution information. This group supports all trading infrastructure and applications for the Firm.

- Product Management: Product Management are personnel who manage the day-to-day business activities for products such as MatchIt, the algorithms the Firm provides to clients, and other trading-related applications the Firm and its Affiliates provide to clients. These personnel monitor the trading applications, enhance their product features, and create new features. Product Management compile and analyze statistics and metrics related to the ATS and other electronic products and services. Product Management works with Software Developers, and in some instances are also Software Developers themselves. The Product Manager responsible for supervising MatchIt is also the Product Manager responsible for supervising VAL's other ATS, POSIT, and also provides support to both VAL's VET business and execution services applications. Product Management have access to Subscribers' real-time and historical order and execution information.

- Relationship Management: Relationship Management personnel are responsible for managing the Firm's relationship with its clients, including clients who are Direct Subscribers of the ATS, and for cross-selling the Firm's other products and services. They have access to historical order and execution information.

- Sales and/or Trading Personnel: To the extent Sales or Trading personnel are responsible for handling an order, a portion of which is directed to MatchIt as a child order, such personnel would have real time access to such child order and any of its executions in MatchIt analogous to the access they would have to information about orders and executions that were directed to external market centers in order to monitor executions and provide order-related services.

  b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

  ☐☐Yes   ☐☐No

  If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

The MatchIt matching engine is hosted in Equinix's NY5 Data Center in Secaucus, N.J. The API that acts as the hub to receive orders from Subscribers is hosted in the Equinix's NY4 Data Center in Secaucus, N.J. The Data Centers provide services that include, building security; air conditioning; access to electricity and telecommunication services; and cages for computer equipment. The Firm owns and maintains its own computer hardware and network devices within the data center. MatchIt submits trades to the FINRA NASDAQ Carteret TRF and NYSE TRF for submission to the consolidated tape and for submission to NSCC for clearance for Subscribers who are broker-dealers and have elected to entered into Agreements to Give Up ("AGUs") and have their locked-in transactions submitted to the NSCC though the TRF.

  c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

  ☐☐Yes   ☐☐No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

☐☐Yes   ☐☐No

If no, identify and explain any differences.